Brent B. Siler T: +1 202 728 7040 bsiler@cooley.com	VIA EDGAR
*FOIA Confidential Treatment Request* Confidential Treatment Requested by Clearside Biomedical, Inc. in connection with Registration Statement on Form S-1 (File No. 333-208916)

January 19, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Mr. Daniel Greenspan
Ms. Alla Berenshteyn
Mr. James Peklenk
Mr. Joel Parker

RE:	Clearside Biomedical, Inc.
Registration Statement on Form S-1
Registration No. 333-208916

Ladies and Gentlemen:

On behalf of Clearside Biomedical, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 21, 2014 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-208916), originally confidentially submitted with the Commission on June 24, 2014, resubmitted to the Commission on August 7, 2014, September 9, 2014, September 15, 2014, December 23, 2014 and December 23, 2015, and subsequently filed by the Company with the Commission on January 8, 2016 (the “Registration Statement”), we submit this supplemental letter to further address comment 12 of the Comment Letter.

Because of the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

1299 PENNSYLVANIA AVENUE, NW, SUITE 700, WASHINGTON, DC 20004-2400 T: (202) 842-7800 F: (202) 842-7899 WWW.COOLEY.COM

January 19, 2016

Page Two

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

12.	Please note we may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

The Company advises the Staff that the Company preliminarily estimates a price range of $[***] to $[***] per share (the “Price Range”) for its initial public offering (the “IPO”). The Company expects to effect a reverse stock split prior to the IPO, but the Price Range and all other per-share numbers in this letter are presented on a pre-split basis. This Price Range implies a pre-money valuation for the Company of $[***] to $[***]. The preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated, the lead underwriters for the IPO, including discussions that took place on January 14, 2016 between senior management of the Company and representatives of the lead underwriters. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction. Prior to January 14, 2016, the Company and underwriters had not had any specific discussions regarding the Price Range.

The Company expects to include the price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show. However, due to the recent volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the price range of the common stock may change. The Company confirms to the Staff that in accordance with Item 501(b)(3) of Regulation S-K and CD&I 134.04, the price range will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share. The parameters of the price range will be subject to then-current market conditions, continuing discussions with the underwriters and any business developments impacting the Company.

Based on the preliminary per share estimate provided above, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its IPO within the proposed Price Range, or at all, the Company believes that the fair values of the Company’s common stock used in connection with the grant of options over the last 12 months, as described in detail on pages 75-77 of the Registration Statement, is consistent with the underwriters’ preliminary estimate.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

1299 PENNSYLVANIA AVENUE, NW, SUITE 700, WASHINGTON, DC 20004-2400 T: (202) 842-7800 F: (202) 842-7899 WWW.COOLEY.COM

January 19, 2016

Page Three

The Company advises the Staff that it granted options in June 2015 and August 2015 using an estimated fair value of the Company’s common stock of $2.80 per share. This estimate was based on a professional valuation of the common stock as of March 31, 2015 (the “March 2015 Valuation”). The Company’s board of directors concluded that there were no events or circumstances that occurred between March 31, 2015 and the June and August 2015 grant dates that were indicative of a change in the fair value of the common stock and therefore determined that the fair value of the Company’s common stock on each grant date was $2.80 per share.

On December 3, 2015, the Company’s board of directors granted additional options using an estimated fair value of the Company’s common stock of $2.53 per share. The Company had recently completed a Series C preferred stock financing in which shares of preferred stock were sold to investors at a purchase price of $3.79 per share. In connection with the Series C financing, the Company had undertaken to have completed an updated valuation of its common stock as of September 30, 2015, but giving pro forma effect to the expected approximately $20.0 million of proceeds from the Series C financing. As of December 3, 2015, this updated valuation was not yet complete. As a result, the Company’s board of directors estimated the fair value of the common stock at $2.53 per share by using an estimated enterprise value of $130 million, deducting all liquidation preferences of the preferred stock (including the expected Series C), and dividing by the number of common stock equivalents outstanding.

Later in December 2015, the revised valuation of the Company’s common stock as of September 30, 2015, performed on a retrospective basis with the assistance of a third-party specialist, was completed (the “September 2015 Valuation” and, together with the March 2015 Valuation, the “Valuations”). The Company then used the reassessed value of $2.87 per share to calculate the share-based compensation expense for the options granted on December 3, 2015.

Each of the Valuations was prepared in accordance with the guidance provided by the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for the common stock, the Company’s board of directors exercised reasonable judgment and, in addition to considering the results of the Valuations, considered a number of objective and subjective factors to determine its best estimate of the fair value of the common stock, including the Company’s stage of development, the progress of the Company’s research and development efforts, equity market conditions affecting comparable public companies and the lack of marketability of the common shares.

In order to determine the estimated fair value of the common shares, the Company and the third-party valuation firm utilized the hybrid method, which used market approaches to estimate the Company’s enterprise value. The hybrid method is a probability-weighted expected return method, where the equity value in one or more of the scenarios is calculated using an option-pricing method (the “OPM”).

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

1299 PENNSYLVANIA AVENUE, NW, SUITE 700, WASHINGTON, DC 20004-2400 T: (202) 842-7800 F: (202) 842-7899 WWW.COOLEY.COM

January 19, 2016

Page Four

The Company believes that the primary differences between the per share value determined in the Valuations and the estimated Price Range are a result of the following:

1.	The Price Range assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company. In contrast, the two IPO scenarios in the September 2015 Valuation were weighted at an aggregate probability of [***]%, while the probability that the Company would remain private, be sold in an acquisition or dissolve was weighted at [***]%. For the March 2015 Valuation, the probabilities were [***]. In the September 2015 Valuation, the two IPO scenarios analyzed both an “early” IPO pre-money valuation ($[***]), given a [***]% probability, and a “late” IPO pre-money valuation ($[***]), given a [***]% probability. These two scenarios corresponded to the $[***] to $[***] valuation implied by the Price Range. Similarly, in the March 2015 Valuation, the IPO scenarios used a pre-money valuation of $[***]. The IPO scenarios within the September 2015 Valuation yielded a valuation range of the Company’s common stock of $[***] per share in the early IPO scenario to $[***] per share in the late IPO scenario, prior to the application of a discount of approximately [***]% on an annualized basis to reflect the risk-adjusted cost of capital. The Company notes that the undiscounted weighted-average valuation of $[***] per share in the September 2015 Valuation is consistent with the midpoint of the Price Range of $[***] per share. In the March 2015 Valuation, the IPO scenarios yielded a valuation of $[***] per share.

2.	In the stay-private scenario within the Valuations, which was weighted at [***]% in the September 2015 Valuation and [***]% in the March 2015 Valuation, in part reflecting the extreme recent volatility and unpredictability of U.S. capital markets in general and in the market for life science company IPOs in particular, the Company took into account the significant liquidation preferences attributable to the shares of the Company’s outstanding preferred stock in preference to the common stock. Using the OPM, the Company estimated that the fair value of its common stock would only be $[***] and $[***] per share in this stay-private scenario in the September 2015 Valuation and March 2015 Valuation, respectively. In the stay-private scenario, the Company (i) assumed volatility of [***]% to [***]% based on historical trading volatility for its publicly-traded peer companies, and (ii) used a risk-free rate of return of [***]% to [***]%, based on the U.S. Treasury yield curve for a term approximating the time to liquidity.

3.	The Price Range represents a future price for shares of common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of each option grant date represents a contemporaneous estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for stock that is never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

1299 PENNSYLVANIA AVENUE, NW, SUITE 700, WASHINGTON, DC 20004-2400 T: (202) 842-7800 F: (202) 842-7899 WWW.COOLEY.COM

January 19, 2016

Page Five

In addition, the discount in the estimated fair value of the Company’s common stock as of each option grant date in the last 12 months, as compared to the Price Range, is supported by (i) the inherent uncertainty of completing a successful IPO, (ii) the possibility that the actual IPO price could be substantially lower than the Price Range recommended by the Company’s underwriters and (iii) the 180-day lock-up agreement to which the shares underlying the stock options will be subject following the IPO.

In summary, the Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants are reasonable and appropriate for the reasons described herein and in the Registration Statement. As a result, the Company does not propose to increase the amount of its previously recorded stock-based compensation expense as a result of the underwriters’ preliminary estimate.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 1299 Pennsylvania Avenue, NW, Suite 700, Washington, DC 20004-2400.

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CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

1299 PENNSYLVANIA AVENUE, NW, SUITE 700, WASHINGTON, DC 20004-2400 T: (202) 842-7800 F: (202) 842-7899 WWW.COOLEY.COM

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (202) 728-7040 or Brian F. Leaf at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Daniel H. White, Clearside Biomedical, Inc.

Darren K. DeStefano, Cooley LLP

Brian F. Leaf, Cooley LLP

Peter N. Handrinos, Latham & Watkins LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

1299 PENNSYLVANIA AVENUE, NW, SUITE 700, WASHINGTON, DC 20004-2400 T: (202) 842-7800 F: (202) 842-7899 WWW.COOLEY.COM